UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	United Arab Emirates: TotalEnergies and ADNOC Expand Strategic Alliance (July 19, 2022)

Exhibit 99.2	Algeria: TotalEnergies Signed a New Production Sharing Contract with Sonatrach in the Berkine Basin (July 19, 2022)

Exhibit 99.3	Papua New Guinea: TotalEnergies Announces New Milestone towards Papua LNG Development (July 20, 2022)

Exhibit 99.4	TotalEnergies Has Definitively Withdrawn from Myanmar (July 20, 2022)

Exhibit 99.5	United States: TotalEnergies announces the start-up of New Ethane Cracker in Port Arthur (July 21, 2022)

Exhibit 99.6	TotalEnergies commits to a large-scale fuel price reduction programme until year-end for all of its service stations in France (July 22, 2022)

Exhibit 99.7	Nigeria: Start of Production from the Ikike Field (July 25, 2022)

Exhibit 99.8	TotalEnergies and Veolia partner to Build the Largest Solar Systems for a Desalination Plant in Oman (July 27, 2022)

Exhibit 99.9	TotalEnergies’ Second Quarter and First Half 2022 Results (July 28, 2022)

Exhibit 99.10	TotalEnergies announces the second 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021 (July 28, 2022)

Exhibit 99.11	Angola: TotalEnergies is Rolling out its Multi-Energy Strategy by Launching Three Projects in Oil, Gas and Solar Energy (July 28, 2022)

Exhibit 99.12	TotalEnergies and ADNOC partner in fuel distribution in Egypt (July 29, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 29, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer